SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006

Or

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ___________________

Commission File Number 0-15083

The South Financial Group, Inc. 401(k) Plan

(Full title of the plan)

The South Financial Group, Inc.

102 South Main Street

                        Greenville, SC, 29601____________

(Name of Issuer of the securities held pursuant to the

plan and address of its principal executive office)

                (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Page
Independent Registered Public Accounting Firms’ Reports	F-1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	F-4
Notes to Financial Statements	F-5
Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	F-10

The following Exhibits are filed as part of this Annual Report on Form 11-K:
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The South Financial Group, Inc. 401(k) Plan

(Name of Plan)

Date: June 29, 2007	By:	/s/ David Bell
Director of Compensation – Benefits
Plan Administrator

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The South Financial Group, Inc.

401(k) Plan

Greenville, South Carolina

We have audited the accompanying statement of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/   Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois

June 28, 2007

525 East Bay Street, Suite 100 - 29403	Barry D. Gumb
P.O. Box 973	Harold R. Pratt-Thomas, Jr.
Charleston, South Carolina 29402	Lynne Loring Kerrison
(843) 722-6443 • (843) 723-2647 Fax	Roy Strickland
E-Mail: cpa@p-tg.com	Patricia B. Wilson
www.p-tg.com	Rudolph S. Thomas

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The South Financial Group, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the The South Financial Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The South Financial Group, Inc. 401(k) Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 24, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as we as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Pratt-Thomas & Gumb, CPAs

June 20, 2006

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments (Note 4)	$ 78,824,300	$ 68,652,257
Participant loans	1,301,710	1,098,748
Cash	597,087	386,233

Receivables
Accrued Income	793,350	--
Employer contribution	234,478	236,831

Total assets	81,750,925	70,374,069

NET ASSETS AVAILABLE FOR BENEFITS	$ 81,750,925	$ 70,374,069

See accompanying notes to financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$ 4,071,611
Interest & dividends	2,964,751

Total Investment Income	7,036,362

Contributions
Employer	5,367,498
Participant	8,173,053
Rollover	2,295,323

Total Contributions	15,835,874

Total additions	22,872,236

Deductions from net assets attributed to:
Benefits paid to participants	11,357,093
Administrative expenses	138,287

Total deductions	11,495,380

Net increase	11,376,856

Net assets available for benefits
Beginning of year	70,374,069

End of year	$ 81,750,925

See accompanying notes to financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of The South Financial Group, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of The South Financial Group, Inc. and its subsidiaries (collectively Company, Employer) who are age eighteen or older. An employee is eligible to receive the Employer’s matching contribution after completing a year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary employer matching contribution of a percentage of compensation that a participant contributes to the Plan. The Company may also make a discretionary non-elective contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options available under the Plan. Participants may change their investment options at any time.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Payment of Benefits: On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures: Per the Plan document, the forfeitures may first be used to pay any administrative expenses of the Plan and then to reduce future Employer contributions. As of December 31, 2006 and 2005, forfeited amounts of $338,181 and $329,780, respectively, were available. During 2006, forfeitures of $138,287 were used to pay administrative expenses, and forfeitures of $126,644 were used to reduce Employer contributions.

Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Administrative Expenses: Certain costs incurred in the administration of the Plan have been paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. Participant loans are stated at principal amounts, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds and the Company common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 21% and 29%, respectively, of the Plan's assets were invested in The South Financial Group, Inc. common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 – INVESTMENTS

The following presents individual investments at fair value that represent 5 percent or more of the Plan’s net assets:

	2006	2005

Dodge & Cox Stock Fund	$ 10,870,421	$ 7,517,091
Dodge & Cox Balanced Fund	5,713,634	4,305,728
American Funds - Growth Fund of America	6,359,284	3,641,811
Federated Prime Obligations Fund	8,026,484	7,255,562
The South Financial Group Unitized Stock Fund	17,100,880	20,417,546
Thornburg International Value Fund	7,205,137	4,879,197
Vanguard 500 Index Fund	9,348,129	8,832,773

During the 2006, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,688,642, and the Plan’s investment in common stock depreciated in value by $(617,031).

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan paid fees of $115,243 to American Pensions, Inc., a wholly owned subsidiary of the Company for the cost of recordkeeping services during 2006. As American Pensions, Inc. is a subsidiary of the Company, the payment of these fees constitutes a party–in-interest transaction. Approximately $482,808 of cash dividends were paid to the Plan by The South Financial Group, Inc. during 2006 based on shares held by the Plan on the dates of declaration.

At year-end, the Plan held the following party-in-interest investments (at fair value):

	2006	2005

The South Financial Group Unitized Stock Fund	$ 17,100,880	$ 20,417,546
Loans to plan participants	$ 1,301,710	$ 1,098,748

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $26,728 and $78,057 at December 31, 2006 and 2005, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$81,750,925	$70,374,067
Amounts allocated to withdrawing participants	(26,728)	(78,057)

Net assets available for benefits per the Form 5500	$81,724,197	$70,296,010

The following is a reconciliation of 2006 benefits paid to participants per the financial statements to benefits paid to participants per the 2005 Form 5500:

Benefits paid to participants per the financial statements	$11,357,093
Amounts allocated to withdrawing participants at December, 31 2006	26,728
Amounts allocated to withdrawing participants at December 31, 2005	(78,057)

Benefits paid to participants per the Form 5500	$11,305,764

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Schedule H, Line 4i - Assets Held for Investment Purposes at End of Year

Plan Sponsor Name: The South Financial Group, Inc.
Plan Number: 001
EIN #: 57-0824914

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AMERICAN FUNDS - GROWTH FUND OF AMERICA	Mutual Fund	**	6,359,284
	COLUMBIA ACORN Z FUND	Mutual Fund	**	310,319
	DODGE & COX STOCK FUND	Mutual Fund	**	10,870,421
	DODGE AND COX BALANCED FUND	Mutual Fund	**	5,713,634
	FEDERATED PRIME OBLIGATIONS FUND	Money Market Fund	**	8,026,484
	KEELEY SMALL CAP VALUE FUND	Mutual Fund	**	3,821,466
	MANAGERS BOND FUND	Mutual Fund	**	1,977,325
*	PARTICIPANT LOANS	Interest Rates from 4% to 8.25%	**	1,301,710
*	THE SOUTH FINANCIAL GROUP UNITIZED STOCK FUND	Employer Common Stock	**	17,100,880
	THORNBURG INTERNATIONAL VALUE FUND	Mutual Fund	**	7,205,137
	VANGUARD PRIME MONEY MARKET FUND	Money Market Fund	**	129,619
	VANGUARD TARGET RETIREMENT FUND - 2005	Mutual Fund	**	49,734
	VANGUARD TARGET RETIREMENT FUND - 2015	Mutual Fund	**	124,541
	VANGUARD TARGET RETIREMENT FUND - 2025	Mutual Fund	**	237,527
	VANGUARD TARGET RETIREMENT FUND - 2035	Mutual Fund	**	201,445
	VANGUARD TARGET RETIREMENT FUND - 2045	Mutual Fund	**	98,827
	VANGUARD TOTAL BOND INDEX FUND	Mutual Fund	**	1,553,253
	VANGUARD INDEX TRUST 500 FUND	Mutual Fund	**	9,348,129
	VANGUARD MID CAP INDEX FUND	Mutual Fund	**	3,118,104
	VANGUARD WELLESLEY FUND	Mutual Fund	**	2,578,171

				80,126,010

*    Indicates party-in-interest to the Plan
**  All assets are participant directed. Cost information is not required.

EXHIBIT INDEX

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith

A-1